UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 11-K

☒        ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

OR

☐        TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the transition period from                to

Commission File No. 001-02217

COCA-COLA REFRESHMENTS BARGAINING EMPLOYEES’ 401(k) PLAN

(Full title of the plan)

(Name of issuer of the securities held pursuant to the plan)

One Coca-Cola Plaza

Atlanta, Georgia  30313

(Address of the plan and address of issuer’s principal executive offices)

COCA-COLA REFRESHMENTS

BARGAINING EMPLOYEES’ 401(k) PLAN

Financial Statements and Supplemental Schedule

As of December 31, 2013 and 2012

and for the Year Ended December 31, 2013

with Report of Independent Registered Public Accounting Firm

Coca-Cola Refreshments

Bargaining Employees’ 401(k) Plan

To The Coca-Cola Company

Benefits Committee

The Coca-Cola Company

Atlanta, Georgia:

Report of Independent Registered Public Accounting Firm

We have audited the accompanying statements of net assets available for benefits of Coca-Cola Refreshments Bargaining Employees’ 401(k) Plan (the “Plan”) as of December 31, 2013 and 2012 and the related statement of changes in net assets available for benefits for the year ended December 31, 2013. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the year ended December 31, 2013, in conformity with accounting principles generally accepted in the United States.

Emphasis of Matter

As discussed in Note 1 to the financial statements, the Plan was amended to merge certain defined contribution retirement plans (the “merged plans”) sponsored by The Coca-Cola Company into the Plan, and to provide for participation in the plan by employees of the merged plans.  A total of nine plans with total assets of $57 million were merged into the Plan effective at midnight on December 31, 2013.  Our opinion is not modified with respect to this matter.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets held at end of year is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ BANKS, FINLEY, WHITE & CO.

College Park, Georgia

June 30, 2014

Coca-Cola Refreshments

Bargaining Employees’ 401(k) Plan

Statements of Net Assets Available for Benefits

December 31, 2013 and 2012

	2013	2012

Assets
Investments in Master Trust, at fair value (Note 3)	$106,395,880	$46,715,584
Employer contributions receivable	2,069	—
Notes receivable from Participants	5,518,938	2,254,668
Other receivable (Note 1)	7,411,632	—
Total assets reflecting all investments at fair value	119,328,519	48,970,252
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(275,418)	(440,633)
Net assets available for benefits	$119,053,101	$48,529,619

See accompanying notes to the financial statements.

Coca-Cola Refreshments

Bargaining Employees’ 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2013

Additions to net assets attributed to:
Investment income from the Master Trust	$7,485,185
Interest income from notes receivable from Participants	81,002
Employer contributions	434,196
Participant contributions	1,990,177

Total additions	9,990,560

Deductions from net assets attributed to:
Distributions to Participants	(3,838,934)
Administrative expenses	(43,739)

Total deductions	(3,882,673)

Net increase before transfers	6,107,887

Transfer-in related to plan mergers (Note 1)	57,003,963
Transfer-in related to spin-offs (Note 1)	7,411,632

Net increase in net assets available for benefits	70,523,482
Net assets available for benefits:
Beginning of year	48,529,619
End of year	$119,053,101

See accompanying notes to the financial statements.

Coca-Cola Refreshments

Bargaining Employees’ 401(k) Plan

Notes to Audited Financial Statements

Note 1 — Description of Plan

The following description of the Coca-Cola Refreshments Bargaining Employees’ 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the summary plan description for a more comprehensive description of the Plan’s provisions.

General

The Plan is sponsored by Coca-Cola Refreshments USA, Inc. (the “Company”), which is a wholly owned subsidiary of The Coca-Cola Company.  The Plan was formed effective July 1, 1984 and amended and restated effective January 1, 2002.  The Plan is a defined contribution plan covering certain employees of the Company, and is subject to the provisions of the Employee Retirement Income Security Act of 1974 as amended (“ERISA”).

Administration

The Plan is administered by The Coca-Cola Company Benefits Committee (the “Committee”) which, as Plan Administrator, has substantial control of and discretion over the administration of the Plan.  The Plan Administrator has engaged a third party, Mercer HR Services, to provide recordkeeping and administrative services.

Transfers from plan mergers

Effective at midnight on December 31, 2013, the Plan was amended to merge certain defined contribution retirement plans (the “merged plans”) sponsored by the Company or The Coca-Cola Company into the Plan, and to provide for participation in the Plan by employees who were participating in a merged plan immediately prior to the merger.  All of the merged plans had participated in the Master Trust (as defined in Note 3).  The merged plans and amounts transferred into the Plan are listed in the following table:

Coca-Cola Refreshments

Bargaining Employees’ 401(k) Plan

Notes to Audited Financial Statements

Note 1 — Description of Plan (Continued)

Name of Plan	Investments and Cash	Participant Loans	Total Assets

Great Lakes Canning 401(k) Plan for Union Employees	$5,596,396	$10,020	$5,606,416
Coca-Cola Bottling Company of St. Louis Bargaining Employees Savings and Investment Plan	6,414,327	320,299	6,734,626
Central States Coca-Cola Bottling Company Bargaining Savings Plan	1,435,222	—	1,435,222
Coca-Cola Refreshments Savings Plan for Organized Employees of Southern New England	9,732,636	618,980	10,351,616
Lansing Matched Employees’ Savings and Investment Plan	6,171,364	249,813	6,421,177
Coca-Cola Refreshments Savings Plan for Certain Plan Bargaining Employees	16,812,767	874,412	17,687,179
The Philadelphia Coca-Cola Bottling Company 401(k) Union Plan	392,892	26,236	419,128
The Coca-Cola Company 401(k) Plan for Portland	1,869,787	51,822	1,921,609
Coca-Cola Refreshments 401(k) Plan for Ontario	5,738,450	688,540	6,426,990
Total	$54,163,841	$2,840,122	$57,003,963

Transfers from spin-offs

The Plan was also amended effective at midnight on December 31, 2013 to merge certain assets spun off from the Coca-Cola Bottlers’ Association 401(k) Retirement Savings Plan attributable to current and former employees of Sacramento Coca-Cola Bottling Company (“Sacramento Coke”) whose employment is or was subject to a collective bargaining agreement between Sacramento Coke and CBEU Local #150 into the Plan, and provide for participation in the Plan.  As a result of this amendment, the Plan’s net assets available for benefits as of December 31, 2013 increased by $7,411,632 and recorded the same amount as other receivable in the statement of net assets available for benefits.  The transfer of these assets was received on January 2, 2014.

Coca-Cola Refreshments

Bargaining Employees’ 401(k) Plan

Notes to Audited Financial Statements

Eligibility

Each employee who is eligible for the Plan under the terms of a collective bargaining agreement negotiated between the Company and such bargaining unit shall become a participant on the entry date (the first day of the calendar quarter following date of hire) at which time the participant may elect to begin compensation deferrals.

Coca-Cola Refreshments

Bargaining Employees’ 401(k) Plan

Notes to Audited Financial Statements

Note 1 — Description of Plan (Continued)

Contributions

The Plan allows a participant to contribute up to 1% to 15% of compensation, unless otherwise defined in the Plan. The Company matches participant contributions as provided for in the various collective bargaining agreements. Contributions are subject to certain Internal Revenue Code (the “Code”) limitations. All contributions are invested as directed by participants.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s matching contribution portion of their accounts plus actual earnings thereon is based on years of service.

A participant is 100% vested after three years of credited service. All participants become fully vested upon death, total disability or reaching normal retirement age as defined in the Plan.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, employer contributions, if any, rollover contributions, if any, and allocations of Plan investment results; however, each account is also charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.

Notes Receivable from Participants

Participants may borrow from their account balances subject to certain limitations.  The following applies to participant loans:

(a)         The maximum amount that a participant may borrow is the lesser of 50% of their vested account balance or $50,000. The $50,000 maximum is reduced by the participant’s highest outstanding loan balance on any loans during the preceding 12 months.

(b)         The minimum loan amount is $1,000.

Coca-Cola Refreshments

Bargaining Employees’ 401(k) Plan

Notes to Audited Financial Statements

Note 1 — Description of Plan (Continued)

(c)          The loan interest rate is the prime rate, as published in The Wall Street Journal, and is set monthly.  The loan’s interest rate is fixed for the life of the loan.

(d)         The loan repayment period is limited to five years for a general purpose loan and 15 years for a loan used to purchase or build a principal residence.

Employee Stock Ownership Plan

The portion of the Plan invested in common stock of The Coca-Cola Company is designated as an employee stock ownership plan (“ESOP”) within the meaning of Code Section 4975(e)(7). Participants invested in common stock of The Coca-Cola Company may elect to receive their entire dividend amount as a cash payment made directly to them rather than have the dividend amount reinvested in their Plan account.

Withdrawals and Benefit Payments

Distributions of a participant’s fully vested account balance shall be made during the period following his or her retirement, total disability, death or termination of employment.

Distributions to participants shall be made in a single lump sum or a series of installments over a certain period selected by the participant.  The amount of distribution under the Plan shall be equal to the participant’s vested account balance.

If the participant has any loan balance at the time of distribution, the amount of cash available to the participant or beneficiary shall be reduced by the outstanding principal balance of the loan.

Prior to retirement, a withdrawal from the balance of a participant’s pre-tax contribution account would be available for a financial hardship or from a participant’s rollover source within the Plan.

Plan Termination

Although the Company has not expressed any intent to do so, the Company has the right under the Plan agreement to discontinue contributions at any time and to terminate the Plan. In the event of Plan termination, all participants become fully vested and shall receive a full distribution of their account balances.

Coca-Cola Refreshments

Bargaining Employees’ 401(k) Plan

Notes to Audited Financial Statements

Note 2 — Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared using the accrual basis of accounting.

Coca-Cola Refreshments

Bargaining Employees’ 401(k) Plan

Notes to Audited Financial Statements

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Valuation of Investments

The Plan’s investments are stated at fair value in accordance with Accounting Standards Codification Topic 820 “Fair Value Measurements and Disclosures” (ASC 820).  See Note 3 for fair value measurements.

Purchases and sales of securities are recorded on the trade date.  Interest income is recorded as earned and dividend income is recorded as of the ex-dividend date.

Notes Receivable from Participants

Participant loans, which are classified as receivables, are stated at the unpaid principal balance plus any accrued but unpaid interest.

Administrative Expenses

Certain administrative expenses are paid by the Plan, as permitted by the Plan document.  All other expenses are paid by the Company.

Coca-Cola Refreshments

Bargaining Employees’ 401(k) Plan

Notes to Audited Financial Statements

Note 3 — The Coca-Cola Company Master Trust for 401(k) Plans

The Plan participates in The Coca-Cola Company Master Trust for 401(k) Plans (the “Master Trust”) with similar retirement plans sponsored by the Company and certain other subsidiaries of the Company, whereby investments are held collectively for all plans by the Trustee.  Each participating plan’s investment in the Master Trust is equal to the sum of its participant account balances in relation to total Master Trust investments.  The Plan’s investments include retirement target date funds, equity and fixed income index funds, actively managed equity and fixed income funds, a stable value fund, and common stock of The Coca-Cola Company.  The investment structures include mutual funds, collective trust funds, master trust investment funds, and direct ownership of common stock of The Coca-Cola Company.

The Plan’s investments in the Master Trust were approximately $106.4 million and $46.7 million at December 31, 2013 and 2012, respectively.  The Plan’s interest in the net assets of the Master Trust was approximately 2.6% and 1.2% at December 31, 2013 and 2012, respectively.  This was determined by comparing the Plan’s investment in the Master Trust to total net assets in the Master Trust.

The following table summarizes the net assets of the Master Trust as of December 31, 2013 and 2012 (in thousands):

	2013	2012
Collective trust funds	$1,976,925	$1,615,433
Mutual funds	184,564	817,961
Master Trust Investment Funds	748,867	—
Common stock	1,255,238	1,084,836
Stable Value Fund at fair value	378,714	352,467
Investments at fair value	4,544,308	3,870,697
Stable Value Fund book valuation adjustment	(5,660)	(13,973)
Master Trust net assets	$4,538,648	$3,856,724

Coca-Cola Refreshments

Bargaining Employees’ 401(k) Plan

Notes to Audited Financial Statements

Note 3 — The Coca-Cola Company Master Trust for 401(k) Plans (Continued)

The fair values of individual investments that represented 5% or more of the Master Trust’s net assets as of December 31, 2013 and 2012 were as follows (in thousands):

	2013	2012
Common stock of The Coca-Cola Company	$1,255,238	$1,084,836
SSgA S&P 500 Index Fund	—	364,214
Northern Trust S&P 500 Index Fund	495,348	*
Stable Value Fund	378,714	352,467
U.S. Large Cap Active Equity Fund	315,528	*
U.S. Small-Mid Cap Active Equity Fund	256,450	*
JPMCB SmartRetirement 2020 Fund	267,184	220,408
JPMCB SmartRetirement 2025 Fund	300,047	233,181
JPMCB SmartRetirement 2030 Fund	290,642	216,278

* Fund was not available in 2012.

The net investment income of the Master Trust for the year ended December 31, 2013 was as follows (in thousands):

Investment income:
Net appreciation in fair value of investments:
Mutual funds	$160,757
Master Trust Investment Funds	20,206
Common stock of The Coca-Cola Company	153,426
Collective trust funds	335,707
670,096
Interest and dividends	47,722
Net investment income	$717,818

Fair Value Measurements

ASC 820 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.  ASC 820 also established a fair value hierarchy that prioritizes the inputs used to measure fair value. This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

Coca-Cola Refreshments

Bargaining Employees’ 401(k) Plan

Notes to Audited Financial Statements

Note 3 — The Coca-Cola Company Master Trust for 401(k) Plans (Continued)

• Level 1 —                 Quoted prices in active markets for identical assets or liabilities.

• Level 2 —                  Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

• Level 3 —                  Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

The Plan’s valuation methods used to measure fair value of its investments may produce fair values that may not be indicative of a future sale, or reflective of future fair values.  The use of different methods to determine the fair value of investments could result in different estimates of fair value at the reporting date.

The Master Trust assets, measured at fair value on a recurring basis (at least annually) as of December 31, 2013, were as follows (in thousands):

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Total
U.S. equity securities:
Collective trust funds (A)	$—	$495,348	$495,348
Common stock (B)	1,255,238	—	1,255,238
Master Trust Investment Funds (C)	—	571,978	571,978
International equity securities:
Collective trust funds (A)	—	14,825	14,825
Mutual funds (D)	184,564	—	184,564
Fixed income securities:
Collective trust funds (A)	—	10,650	10,650
Master Trust Investment Funds (B)	—	176,889	176,889
Other:
Stable Value Fund (E)	—	378,714	378,714
Balanced Real Assets Fund(F)	—	2,177	2,177
Target retirement date funds (G)	—	1,453,925	1,453,925
	$1,439,802	$3,104,506	$4,544,308

Coca-Cola Refreshments

Bargaining Employees’ 401(k) Plan

Notes to Audited Financial Statements

Note 3 — The Coca-Cola Company Master Trust for 401(k) Plans (Continued)

(A)                       The underlying investments held in the collective trust funds are equity or debt securities held to replicate the performance of a specific equity or bond market index.  The collective trust funds are valued at the net asset value per share as determined by the manager of the funds multiplied by the number of shares held as of the measurement date.  These funds have no redemption restrictions.

(B)                        Investments in common stock are in shares of The Coca-Cola Company and are valued using the quoted market price multiplied by the number of shares owned as of the measurement date.

(C)                        The Master Trust Investment Funds include U.S. Large Cap Active Equity, U.S. Small-Mid Cap Active Equity, and U.S. Core-Plus Active Fixed Income.  The total value is calculated by multiplying the net asset value per share by the number of shares held as of the measurement date.  The underlying investments include common stock, mutual funds, collective trust funds and a short-term investment account. These funds have no redemption restrictions.  See Master Trust Investment Funds for additional information.

(D)                       Investments in mutual funds are valued at the publicly quoted net asset value of each fund.  The total value is calculated by multiplying the net asset value per share by the number of shares held as of the measurement date.

(E)            The fair value of the wrapper contracts in the Stable Value Fund is determined by using a replacement cost methodology, which calculates the present value of excess future wrap fees.  The underlying assets of the wrapper contracts (units of collective trust funds holding fixed income bonds) are calculated at the net unit value multiplied by the number of units held as of the measurement date.

(F)             Investments in the Balanced Real Assets Fund are valued at the net asset value per share multiplied by the number of shares held as of the measurement date.

(G)                       Investments in target retirement date funds are valued at the net asset value per share multiplied by the number of shares held as of the measurement date.

Coca-Cola Refreshments

Bargaining Employees’ 401(k) Plan

Notes to Audited Financial Statements

Note 3 — The Coca-Cola Company Master Trust for 401(k) Plans (Continued)

The Master Trust assets, measured at fair value on a recurring basis (at least annually) as of December 31, 2012, were as follows (in thousands):

	Quoted Prices in	Significant Other
	Active Markets	Observable
	for Identical	Inputs
	Assets (Level 1)	(Level 2)	Total

U.S. equity securities:
Collective trust funds (A)	$—	$364,214	$364,214
Mutual funds (B)	524,108	—	524,108
Common stock (C)	1,084,836	—	1,084,836
International equity securities:
Mutual funds (B)	163,391	—	163,391
Fixed income securities:
Collective trust funds (A)	—	121,296	121,296
Mutual funds (B)	108,398	—	108,398
Money market funds:
Mutual funds (B)	22,064	—	22,064
Other:
Stable Value Fund (D)	—	352,467	352,467
Target retirement date funds (E)	—	1,129,923	1,129,923
	$1,902,797	$1,967,900	$3,870,697

Coca-Cola Refreshments

Bargaining Employees’ 401(k) Plan

Notes to Audited Financial Statements

Note 3 — The Coca-Cola Company Master Trust for 401(k) Plans (Continued)

(A)                    The underlying investments held in the collective trust funds are actively managed fixed income and equity investment vehicles that are valued at the net asset value per share multiplied by the number of shares held as of the measurement date.

(B)                     Investments in mutual funds are valued at the publicly quoted net asset value of each fund.  The total value is calculated by multiplying the net asset value per share by the number of shares held as of the measurement date.

(C)                     Investments in common stock are in shares of The Coca-Cola Company and are valued using quoted market prices multiplied by the number of shares owned as of the measurement date.

(D)                    The fair value of the wrapper contracts in the Stable Value Fund is determined by using a replacement cost methodology, which calculates the present value of excess future wrap fees.  The underlying assets of the wrapper contracts (units of collective trust funds holding fixed income bonds) are calculated at the net unit value multiplied by the number of units held as of the measurement date.

(E)                     Investments in target retirement date funds are valued at the net asset value per share multiplied by the number of shares held as of the measurement date.

During 2013 and 2012 there were no Level 3 investments.

Stable Value Fund

The Stable Value Fund (the “Fund”) is a separate account which invests primarily in wrapper contracts (also known as synthetic guaranteed investment contracts) and cash equivalents. Contracts within the Fund are fully benefit-responsive and are therefore reported at fair value on the Statements of Net Assets Available for Benefits.

In a wrapper contract structure, the underlying investments are owned by the Fund and held in trust for Plan participants. These contracts wrap a diversified portfolio primarily comprised of corporate and government bonds, and collective trust funds. The Fund purchases a wrapper contract from an insurance company or bank.  The wrapper contract amortizes the realized and unrealized gains and losses on the underlying fixed income investments, typically over the duration of the investments, through adjustments to the future interest crediting rate (which is the rate earned by participants in the Fund for the underlying investments). The issuer of the wrapper contract provides assurance that the adjustments to the interest crediting rate do not result in a future crediting rate that is less than zero.

An interest crediting rate less than zero would result in a loss of principal or accrued interest. Wrapper contracts’ interest crediting rates are typically reset on a periodic basis.

Coca-Cola Refreshments

Bargaining Employees’ 401(k) Plan

Notes to Audited Financial Statements

Note 3 — The Coca-Cola Company Master Trust for 401(k) Plans (Continued)

The key factors that influence future interest crediting rates for a wrapper contract include:

•                  The level of market interest rates;

•                  The amount and timing of participant contributions, transfers and withdrawals into/out of the wrapper contract;

•                  The investment returns generated by the fixed income investments that back the wrapper contract; and

•                  The duration of the underlying investments backing the wrapper contract.

Because changes in market interest rates affect the yield to maturity and the market value of the underlying investments, they may have a material impact on the wrapper contract’s interest crediting rate. In addition, participant withdrawals and transfers from the Fund are paid at contract value but funded through the market value liquidation of the underlying investments, which also impacts the interest crediting rate.  The resulting gains and losses in the market value of the underlying investments relative to the wrapper contract value are represented on the Plan’s Statements of Net Assets Available for Benefits as the “Adjustment from fair value to contract value for fully benefit-responsive investment contracts.”

If the adjustment from fair value to contract value is positive for a given contract, this indicates that the wrapper contract value is greater than the market value of the underlying investments. The embedded market value losses will be amortized in the future through a lower interest crediting rate than would otherwise be the case.  If the adjustment from fair value to contract value figure is negative, this indicates that the wrapper contract value is less than the market value of the underlying investments.  The amortization of the embedded market value gains will cause the future interest crediting rate to be higher than it otherwise would have been.

All wrapper contracts provide for a minimum interest crediting rate of zero percent.  In the event that the interest crediting rate should fall to zero and the requirements of the wrapper contract are satisfied, the wrapper issuers will pay to the Plan the shortfall needed to maintain the interest crediting rate at zero.  This helps to ensure that participants’ principal and accrued interest will be protected.

Examples of events that would permit a wrapper contract issuer to terminate a wrapper contract upon short notice include the Plan’s loss of its qualified status, uncured material breaches of responsibilities, or material and adverse changes to the provisions of the Plan.  If one of these events was to occur, the wrapper contract issuer could terminate the wrapper contract at the market value of the underlying investments.

At December 31, 2013, fair value exceeded contract value. Contract value represents contributions made under the contracts, plus earnings, less withdrawals and administrative expenses. The weighted-average yield was approximately 1.4% and 1.1% for the years ended December 31, 2013 and 2012, respectively. The interest crediting rate was approximately 1.8% and 2.3% as of December 31, 2013 and 2012, respectively.  Participants investing in the Fund are subject to risk of default by issuers of the wrapper contracts and the specific investments underlying the wrapper contracts.  There are no reserves against contract value for credit risk of the contract issuer or otherwise.

Coca-Cola Refreshments

Bargaining Employees’ 401(k) Plan

Notes to Audited Financial Statements

Note 3 — The Coca-Cola Company Master Trust for 401(k) Plans (Continued)

The fair values of the underlying assets of the wrapper contracts and the adjustment to contract value for the Master Trust as of December 31, 2013 and 2012 were as follows:

	2013	2012
Fair value of the underlying assets of the wrapper contracts (in thousands):
Short-term investment fund	$16,254	$15,273
Pooled Separate Accounts	59,608	—
Collective trust funds	302,852	337,194
Fair value	378,714	352,467
Adjustment from fair value to contract value	(5,660)	(13,973)
Contract value	$373,054	$338,494

Master Trust Investment Funds

The U.S. Large Cap Active Equity Fund, U.S. Small-Mid Cap Active Equity Fund and U.S. Core-Plus Active Fixed Income Fund (the “Master Trust Investment Funds”) were added as investment options on November 1, 2013.  These funds replaced eight existing mutual funds and collective trust funds as investment options.  These investment options are only available through the Master Trust.  These Master Trust Investment Funds are actively managed and utilize managers as specified by The Coca-Cola Company Assets Management Committee.  The Master Trust Investment Funds are separate account investment options and only Plans currently participating in the Master Trust can invest in these funds.

Coca-Cola Refreshments

Bargaining Employees’ 401(k) Plan

Notes to Audited Financial Statements

Note 3 — The Coca-Cola Company Master Trust for 401(k) Plans (Continued)

The following table presents a summary of the net assets available for benefits of the Master Trust Investment Funds (in thousands):

	U.S. Large Cap Active	U.S. Small-Mid Cap Active	U.S. Core-Plus Active Fixed
	Equity Fund	Equity Fund	Income Fund	Total

Assets
Short-term investment fund	$23,537	$9,225	$64	$32,826
Common stocks	277,774	238,473	—	516,247
Collective trust funds	14,522	10,707	—	25,229
Mutual funds	—	—	176,891	176,891
Accrued interest and dividends	323	126	3	452
Receivable from broker for securities sold	—	50	—	50
Total assets at fair value	316,156	258,581	176,958	751,695

Liabilities
Accrued administrative fees	212	252	69	533
Payable to broker for securities purchased	416	1,879	—	2,295
Total liabilities at fair value	628	2,131	69	2,828
Net assets at fair value	$315,528	$256,450	$176,889	$748,867

The following is a summary of the net investment income (loss) in the Master Trust Investment Funds for the year ended December 31, 2013 (in thousands):

	U.S. Large Cap	U.S. Small-Mid	U.S. Core-Plus
	Active Equity Fund	Cap Active Equity Fund	Active Fixed Income Fund	Total

Net realized and unrealized appreciation (depreciation) in fair value of investments	$12,444	$8,173	$(3,392)	$17,225
Interest and dividends	878	466	2,176	3,520
Administrative fees	(215)	(254)	(70)	(539)
Net investment income (loss)	$13,107	$8,385	$(1,286)	$20,206

Coca-Cola Refreshments

Bargaining Employees’ 401(k) Plan

Notes to Audited Financial Statements

Note 3 — The Coca-Cola Company Master Trust for 401(k) Plans (Continued)

The following table presents the underlying asset and liability categories, excluding accrued interest, cash, and administrative fees, measured at fair value on a recurring basis of the Master Trust Investment Funds as of December 31, 2013 (in thousands):

	Quoted Prices in	Significant Other
	Active Markets	Observable
	for Identical Assets	Inputs
	(Level 1)	(Level 2)	Total

Assets:
U.S. large cap equity securities (1)	$277,774	$—	$277,774
U.S. small-mid cap equity securities (1)	238,473	—	238,473
Collective trust funds:
Short-term investment fund (2)	—	32,826	32,826
S&P 500 index fund (3)	—	14,522	14,522
Extended Equity Market Index Fund (4)	—	10,707	10,707
Mutual funds (5)	—	176,891	176,891
Due from broker for securities sold	50	—	50
Total assets, at fair value	$516,297	$234,946	$751,243
Liabilities:
Payable to broker for securities purchased	2,295	—	2,295
Total liabilities, at fair value	$2,295	$—	$2,295

(1)             The fair value of equity securities is at the last available reported sales price or official closing price as reported by a third party pricing vendor on the national exchanges.

(2)             The short-term investment fund consists of high-grade money market instruments with short maturities.  Interest is accrued daily and distributed monthly.  The fair value of this fund is based on cost plus accrued interest.

(3)             The S&P 500 index fund seeks to approximate the risk and return characteristics of the S&P 500 index.  This index is commonly used to represent the large cap segment of the U.S. equity market.  The fair value is based on a net asset value per share multiplied by the number of shares held as of the measurement date.

(4)             The Extended Equity Market Index Fund seeks to approximate the risk and return characteristics of the Dow Jones U.S. Completion Total Stock Market Index.  This index is commonly used to represent the small- and mid-cap segments of the U.S. equity markets.  The fair value is based on a net asset value per share multiplied by the number of shares held as of the measurement date.

Coca-Cola Refreshments

Bargaining Employees’ 401(k) Plan

Notes to Audited Financial Statements

Note 3 — The Coca-Cola Company Master Trust for 401(k) Plans (Continued)

(5)             Investments in mutual funds consist of actively managed PIMCO Funds across the mortgage-backed security, U.S. Treasury, and corporate fixed income sectors.  The funds are only available to institutional separate account entities and are registered under the Investment Company Act of 1940, as an open-end investment management company and are not publicly traded.  The fair value is based on a net asset value per share multiplied by the number of shares held as of the measurement date.

Transactions with Parties-in-Interest

During the year ended December 31, 2013, the Master Trust had the following transactions relating to common stock of The Coca-Cola Company (in thousands):

	Shares	Fair Value
Purchases	4,237	$167,686
Sales	2,763	$110,287
In-kind distributions	1,014	$40,423
Dividends received	N/A	$33,698

The Master Trust held the following investments in common stock of The Coca-Cola Company as of December 31, 2013 and 2012 (in thousands):

	Shares	Fair Value
December 31, 2013	30,386	$1,255,238
December 31, 2012	29,926	$1,084,836

Coca-Cola Refreshments

Bargaining Employees’ 401(k) Plan

Notes to Audited Financial Statements

Note 4 — Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated September 2, 2009, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

Accounting principles generally accepted in the United States require the management of the Plan to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service.  The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2013, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The Plan Administrator believes the Plan is no longer subject to income tax examinations for years prior to 2011.

Note 5 — Risks and Uncertainties

The Master Trust invests in various investment securities as directed by participants.  Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Coca-Cola Refreshments

Bargaining Employees’ 401(k) Plan

Notes to Audited Financial Statements

Note 6 — Subsequent Events

Management of the Plan has evaluated material events and transactions that have occurred after December 31, 2013 and concluded that no subsequent events have occurred through the date the financial statements were issued, June 30, 2014, that require adjustment to or disclosure in these financial statements.

Note 7 — Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of the net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2013 and 2012:

	2013	2012
Net assets available for benefits per the financial statements	$119,053,101	$48,529,619
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	275,418	440,633
Net assets available for benefits per Form 5500	$119,328,519	$48,970,252

The following is a reconciliation of investment income from the Master Trust per the financial statements to the Form 5500 for the year ended December 31, 2013:

Investment income from the Master Trust per the financial statements	$7,485,185
Adjustment from contract to fair value for fully benefit-responsive investment contracts:
Current year	275,418
Current year from merged plan	(119,827)
Prior year	(440,633)
Less: Administrative expenses reported at Master Trust level	(43,739)
Investment income from Master Trust per Form 5500	$7,156,404

Coca-Cola Refreshments

Bargaining Employees’ 401(k) Plan

EIN: 58-0503352    Plan Number: 003

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2013

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par, or maturity value	(e) Current value

*	Participants	Loans with interest rates ranging from 3.25% to 9.50%. Maturities through 2027.	$5,518,938

* Parties-in-interest

Note: Column (d) cost is not required for participant-directed investments.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, The Coca-Cola Company Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

COCA-COLA REFRESHMENTS BARGAINING
EMPLOYEES’ 401(k) PLAN
(Name of Plan)

By:	/s/ Melody Hanna
Melody Hanna
Chairperson, The Coca-Cola Company Benefits Committee

Date:  June 30, 2014

EXHIBIT INDEX

Exhibit No.	Description

23	Consent of Independent Registered Public Accounting Firm